EX-99.1

OwlTing Group (NASDAQ: OWLS) and Credible Finance Partner to Open China Payment Corridor

Network-to-network partnership is expected to expand global payout capabilities as OwlPay Harbor surpasses 50 enterprise clients, up more than 40% since the Company’s full-year 2025 results announcement

Arlington, Virginia, United States, June 15, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced a cross-border payment partnership with Credible Finance (“Credible”), a U.S. payment orchestration platform specializing in global payouts. Under the partnership, which is signed and now in onboarding, the two companies will open new payment corridors for each other’s customers, starting with China, with plans to explore a corridor into India. The agreement adds a major platform to OwlPay Harbor, OwlTing’s cross-border payment and settlement infrastructure1, during a period of rapid growth that has taken its enterprise client base past 50.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

Enterprise clients on OwlPay Harbor reached 51 as of May 31, 2026, up more than 40% from the 36 enterprise clients the Company reported in its full-year 2025 results on April 29, 2026. Completed transaction orders processed through OwlPay Harbor have doubled on average every month since March 2026, a compound monthly growth rate of 103% over the period.2 The acceleration reflects enterprises moving a growing share of recurring cross-border payment activity through OwlPay Harbor as part of their daily operations.

Credible runs an open payments stack that moves money for internet-native businesses, including fintechs, Web3 platforms, AI startups, marketplaces, creator platforms, and global commerce businesses, across more than 40 markets. OwlPay contributes the licensed infrastructure that moves those flows through regulated channels. In the first corridor, now in onboarding, Credible will use OwlPay Harbor to settle payouts into China. In the second, OwlPay plans to tap Credible’s network to open a path into India, one of the world’s largest payment-receiving economies, with near real-time settlement capabilities. Together, the partnership is designed to give the customers of both platforms wider cross-border reach.

“OwlPay Harbor is gaining traction because enterprises increasingly need cross-border rails that combine reach, speed, and regulatory discipline,” said Darren Wang, Founder and CEO at OwlTing Group. “By connecting with Credible, we expect to extend our clients’ access to important Asian markets while giving Credible’s customers a regulated path into China. This is the network model we believe will define the next stage of global payments, which is licensed platforms connecting to one another so money can move more reliably across borders.”

“Cross-border payments are evolving toward interconnected financial networks that can move money globally while remaining deeply localized from a regulatory and settlement perspective,” said Shrikant Bhalerao, Co-Founder and CEO at Credible Finance. “Partnering with OwlPay strengthens our ability to support compliant payout flows into key Asian markets while expanding access for global internet businesses that increasingly expect faster settlement, broader coverage, and programmable financial infrastructure.”

2 Operational metrics are unaudited and derived from the Company’s internal records. “Orders” refers to completed transaction orders processed through OwlPay Harbor; order growth is measured from March 1 through May 31, 2026, and the compound monthly growth rate is calculated over that period. The 36 enterprise clients figure was reported in the Company’s full year 2025 results announcement dated April 29, 2026, representing enterprise clients with executed commercial agreements as of that date; the 51 figure is as of May 31, 2026 and is presented on the same basis, including clients with an executed Master Services Agreement (MSA) and/ or fee schedule with the Company. These figures are operational indicators and are not measures of, and may not be indicative of, the Company’s revenue or financial performance.

Credible reports more than US$641 million in total payments volume processed to date.3 The company has set a public target of US$5 billion in annual processed volume for 2026 and is building toward a financial operating system for internet-native businesses, with new corridors, currencies, and licenses planned through 2030. Its platform reaches more than 40 markets, 37 currencies, and 86 payment methods through a single integration, with same-day settlement.

OwlPay Harbor anchors that reach in regulated settlement. OwlTing’s U.S. coverage spans 42 states4, along with a Virtual Asset Service Provider (VASP) registration in Poland and an Electronic Payment Service Operator (Bank API license) in Japan, giving enterprises one licensed framework for moving funds across borders. As more platforms connect to OwlPay Harbor, OwlTing aims to position the platform as a shared settlement layer for enterprise cross-border payments at scale.

OwlPay Harbor sits within OwlTing’s three-layer payment infrastructure, alongside OwlPay Agent Wallet, which enables AI agents to pay, and OwlPay Agent Checkout, which settles purchases made by AI agents acting within authorized parameters. As commerce increasingly involves AI agents transacting on behalf of businesses and consumers, OwlTing is building the licensed rails for that activity to settle in near real time. Partnerships that connect payment networks, such as this one with Credible, carry those rails to more markets and customers worldwide.

3 Total payments volume as reported by Credible Finance on June 9, 2026. Please see https://blog.credible.finance/blog/641m-open-payment-stack. Roadmap and payment coverage figures are as published by Credible Finance at https://credible.finance/about.

4 As of June 15, 2026, OwlTing Group has obtained MTL licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 42 U.S. states. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players for the "Enterprise & B2B" category in the digital currency sector by CB Insights' statistics. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

About Credible Finance

Credible Finance is a global payment orchestration platform building an open payment stack for internet-native businesses. Through a single integration, Credible enables cross-border collections, payouts, treasury movement, and settlement across more than 40 markets, 37 currencies, and 86 payment methods. The company supports fintechs, web3 platforms, marketplaces, creator platforms, AI startups, and global commerce businesses with fast, compliant, and programmable payment operations designed for the modern internet economy. Credible combines fiat payment infrastructure with digital currency-native settlement rails to deliver same-day settlement, global coverage, and scalable treasury movement for modern businesses. Credible Finance has processed more than US$641 million in total payment volume to date and continues to expand its global settlement network through new corridors, partnerships, and licensing initiatives. For more information, visit www.credible.finance.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Third-Party Information

This press release may contain references to third-party companies, products, services, or research publications. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated. Operational, payment coverage, and roadmap figures attributed to Credible Finance are as reported by Credible Finance and have not been independently verified by the Company.

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OwlTing Group Media Relations

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OwlTing Group Investor Relations

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Credible Finance Media Relations

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